

October 25, 2013

<u>Via E-mail</u>
Mr. Ted M. Johnson
Chief Financial Officer and Treasurer
American Equity Investment Life Holding Company
6000 Westown Parkway
West Des Moines, Iowa   50266

> **Re: American Equity Investment Life Holding Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 7, 2013**
> **File No. 001-31911**

Dear Mr. Johnson:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Financial Condition</u>
<u>Fixed Maturity Securities, page 26</u>

1. Please provide us proposed revised disclosure to be included in future periodic reports that explains the differences in investment ratings assigned by nationally recognized statistical rating organizations and those determined by the National Association of Insurance Commissioners. In particular, your disclosure should explain why, as apparent from the tables on page 27 the NRSOs characterize almost $1.0 billion of your fixed maturity investment securities at December 31, 2012 as Caa and lower and in or near default, while the NAIC designates only $6.6 million of your investments at these levels. Also clarify in this disclosure how you use each rating in managing your investment portfolio.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald Abbott at (202) 551-3608 or Mark Brunhofer at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant